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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934


FOR THE MONTH OF                     AUGUST                      , 2003
                -------------------------------------------------


           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
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                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
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                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):
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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                            PERUSAHAAN PERSEROAN (PERSERO)
                                            PT TELEKOMUNIKASI INDONESIA
                                            ------------------------------------
                                                       (REGISTRANT)



DATE        AUGUST 11, 2003                 BY /s/ Rochiman Sukarno
    ------------------------------            ----------------------------------
                                                         (SIGNATURE)

                                                       ROCHIMAN SUKARNO
                                                HEAD OF INVESTOR RELATION UNIT
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                                  PRESS RELEASE
                                  -------------
                           No.TEL. 341/PR000/UHI/2003

                       TELKOM AND CPSC SIGNED AN AGREEMENT
                        ON KMT-IP SHARE-SWAP TRANSACTION

Jakarta, August 11, 2003. PT Telekomunikasi Indonesia, Tbk. ("TELKOM") hereby announces that on August 8, 2003, TELKOM and PT Centralindo Pancasakti Cellular ("CPSC") signed a share-swap agreement for their associated companies shares with a total value of Rp364.80 billion.

With the transaction, TELKOM delivered all of its 14.20% shares in PT Komunikasi Selular Indonesia ("Komselindo"), all of its 20.17% shares in PT Metro Selular Nusantara ("Metrosel"), and all of its 100% shares in PT Telekomindo Selular Raya ("Telesera") to CPSC at a price of Rp185.10 billion.

Meanwhile, CPSC delivered its 30.58% shares in PT Indonusa Telemedia ("Indonusa") and issued an option to TELKOM to buy its 16.85% shares in PT Pasifik Satelit Nusantara ("PSN") in the period of 1 (one) year starting from the signing of share-swap agreement to TELKOM. The call option is guaranteed with a Rp 169 billion promissory notes which will due on August 8, 2004. Indonusa and PSN shares - both worth Rp179.70 billion, and accordingly TELKOM get a cash payment of Rp5.40 billion from CPSC in the transaction.

Following the transaction, TELKOM no longer holds any shares in Komselindo, Metrosel, and Telesera. On the other hand TELKOM share ownership in Indonusa increases from 57.50% to 88.08%, and in the case TELKOM exercise 16.85% PSN shares, TELKOM share ownership in PSN will increase from 18.00% (after restructuring) to 34.85%.

The swap of TELKOM's shares in Komselindo, Metrosel, and Telesera ("KMT") and CPSC's shares in Indonusa and PSN ("IP") is a share-swap transaction package ("KMT-IP"), which is part of TELKOM's associated companies restructuring program.

The closing of the transaction will lead TELKOM to focus on fixed-line business, GSM-based mobile services, fixed-wireless CDMA, and multimedia services.




ROCHIMAN SUKARNO
Head of Investor Relations

For further information, please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK
PHONE   : 62-21-5215109
FAX     : 62-21-5220500
E-MAIL  : INVESTOR@TELKOM.CO.ID
WEBSITE : WWW.TELKOM.CO.ID